UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Air Methods Corporation

(Name of Subject Company)

Air Methods Corporation

(Names of Persons Filing Statement)

Common Stock, par value $0.06 per share

(Title of Class of Securities)

9128307

(CUSIP Number of Class of Securities)

Crystal L. Gordon, Esq.
Executive Vice President, General Counsel and Corporate Secretary
7301 South Peoria
Englewood, Colorado 80112
(303) 792-7400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of Air Methods Corporation (the “Company”), a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 14, 2017, by and among ASP AMC Intermediate Holdings, Inc. (“Parent”), a Delaware corporation, ASP AMC Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent, and the Company. Parent and Merger Sub are affiliates of certain funds managed by American Securities LLC. Pursuant to the Merger Agreement, Merger Sub will commence a tender offer no later than March 28, 2017 to purchase all of the outstanding shares of common stock of the Company.

i.                  Joint press release dated March 14, 2017 issued by the Company and American Securities LLC (Exhibit 99.1).

ii.               Employee Letter dated March 14, 2017 from the Chief Executive Officer of the Company (Exhibit 99.2).

iii.            Employee Frequently Asked Questions dated March 14, 2017 (Exhibit 99.3).

Additional Information

The tender offer referred to in this document and the exhibits filed herewith has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Parent and Merger Sub intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Parent, Merger Sub and the Company intend to mail these documents to the Company stockholders. Company stockholders are advised to read the Schedule TO (including the offer to purchase, the related letter of transmittal and the other offer documents) and the Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available, before making any decision with respect to the tender offer because these documents will contain important information about the proposed transaction and the parties thereto. Company stockholders and investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This document and the exhibits filed herewith contain forward-looking information relating to the Company and the proposed acquisition of the Company by Parent and Merger Sub that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition; Parent’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company; industry, business strategy, goals and expectations concerning the Company’s market position, future operations, future performance and profitability; and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; risks regarding the failure to obtain the necessary financing to complete the proposed acquisition; risks related to the debt financing arrangements entered into in connection with the proposed acquisition; risks related to the potential impact of the announcement or consummation of the proposed transaction on the Company’s important relationships, including with employees, suppliers and customers; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the Company’s common stock and on the Company’s operating results;

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significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed acquisition; the possibility that competing offers will be made; and risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period. Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO and other tender offer documents filed by Parent and Merger Sub. Many of these factors are beyond Company’s control. A further description of risks and uncertainties relating to the Company can be found in its Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, the Company disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

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